                        1934 Act Registration No. 1-31731

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                             Dated February 11, 2004


                           Chunghwa Telecom Co., Ltd.
                 (Translation of Registrant's Name into English)


                            21-3 Hsinyi Road Sec. 1,
                           Taipei, Taiwan, 100 R.O.C.
                     (Address of Principal Executive Office)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

          Form 20-F   x                Form 40-F ______
                    -----


     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

          Yes ________                 No       x
                                           ------------

     (If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  2004/02/11

                                          Chunghwa Telecom Co., Ltd.

                                          By:    /s/ Hank H. C. Wang
                                                 -------------------------------
                                          Name:  Hank H. C. Wang
                                          Title: Senior Managing Director
                                                 Finance Department

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                                     Exhibit

Exhibit           Description

   1       Announcement on 2004/01/09: Clarification of the reports regarding
             Chunghwa Telecom's 2003 EPS "expected to exceed NT$6" and "estimated to be $4.85"
   2       Announcement on 2004/01/28: Change of Chief of Internal Auditors
   3       Announcement on 2004/02/03: Chunghwa Telecom purchased forward exchange amounted to ECU14,000,000 from Credit Lyonnais,Taipei.
   4       Announcement on 2004/02/10: Jan 2004 sales

                                                                       EXHIBIT 1

Clarification of the reports regarding Chunghwa Telecom's 2003 EPS "expected to exceed NT$6" and "estimated to be $4.85"

Date of events: 2004/01/09
Contents:

1. Name of the reporting media:page 15 of China Times Express and page 18 of United Evening News
2.  Date of the report:2004/01/09
3. Content of the report:Chunghwa Telecom's 2003 EPS "expected to exceed NT$6i" and "estimated to be $4.85"
4.  Summary of the information provided by investors: None
5. Company's explanation of the reportage or provided information: In comply with the regulations, Chunghwa Telecom announced Dec. 2003 revenue on Jan. 9, totaled NT$15.36bn, MoM growth 2.2%, and 2003 revenue totaled NT$179.14bn, YoY growth 1.7%, exceeding the forecast 0.9%, without any disclosure in terms of EPS. The reported EPS NT$6 and NT$4.85 were purely estimated by the press.
6.  Countermeasures:None
7.  Any other matters that need to be specified:None

                                                                       EXHIBIT 2

Change of Chief of Internal Auditors

Date of events: 2004/01/28
Contents:

1. Changed personnel (please enter: "spokesperson," "acting spokesperson," "financial officer," "research and development officer", "chief of internal auditors"): Chief of internal auditors
2.  Date of occurrence of the change: 2004/01/28
3. Name, title, and resume of the replaced person: Lin Chun-Hsiung, Senior Managing Director of Audit Department
4. Name, title, and resume of the replacement: Chung Sheng-Juei, Deputy Senior Managing Director of Audit Department
5. Reason for the change:The current Senior Managing Director of Audit Department is appointed to be the Senior Managing Director of Supply Department
6.  Effective date: 2004/02/01
7.  Contact telephone number of the replacement: 0933122580
8.  Any other matters that need to be specified: None

                                                                       EXHIBIT 3

Chunghwa Telecom purchased forward exchange amounted to ECU14,000,000 from Credit Lyonnais, Taipei.

Date of events: 2004/02/03
Contents:

1.  Type of contract: Forward Exchange
2.  Date of occurrence of the event: 2004/02/03
3.  Contract amount: ECU14,000,000
4.  Amount of margin paid: None
5. Where the current transaction was for hedging risk of held assets or liabilities, the amount of the held assets or liabilities being hedged:
EUC 39,723,840.05
6. Where the current transaction was for hedging risk of anticipated transactions, the amount of the anticipated transactions being hedged: None
7. Ceiling on losses on aggregate or individual contracts set forth in the Handling Procedures: EUC2,800,000 representing 20% of the contract amount
8.  Reason for occurrence of the loss: None
9.  Contract period, restrictive covenants, and other important stipulations:
None
10. Any other matters that need to be specified: None

                                                                       EXHIBIT 4

                                Chunghwa Telecom

                                Feburary 11, 2004

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Jan 2004

1)  Sales volume (NT$ Thousand)

-----------------------------------------------------------------------------------------
Period           Items               2004            2003             Changes         %
-----------------------------------------------------------------------------------------
Jan              Invoice amount      17,632,406      17,481,659       150,747        0.86%
-----------------------------------------------------------------------------------------
Jan-December     Invoice amount      17,632,406      17,481,659       150,747        0.86%
-----------------------------------------------------------------------------------------
Jan              Net sales           15,398,643      14,777,427       621,216        4.20%
-----------------------------------------------------------------------------------------
Jan-December     Net sales           15,398,643      14,777,427       621,216        4.20%
-----------------------------------------------------------------------------------------

b   Trading purpose: None